Exhibit 99

TCF 401K Plan

Financial Statements and Supplemental Schedules

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

TCF 401K Plan

Report of Independent Registered Public Accounting Firm

To the Board of Directors of TCF Financial Corporation,
Plan Participants and Plan Administrator of the
TCF 401K Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the TCF 401K Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 and Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 1991.

Detroit, Michigan
May 27, 2021

TCF 401K PLAN
Statements of Net Assets Available for Plan Benefits

	At December 31,
(In thousands)	2020	2019
Assets:
Investments at fair value	$594,519	$582,688
Notes receivable from participants	4,658	3,832
Contributions receivable	633	771
Total assets	$599,810	$587,291

Liabilities:
Distributions payable to participants	$294	$295
Total liabilities	$294	$295

Net assets available for plan benefits	$599,516	$586,996
See accompanying notes to financial statements.

TCF 401K PLAN
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
(In thousands)	2020	2019
Investment income:
Dividends	$15,537	$9,674
Net appreciation	11,806	69,182
Total investment income	27,343	78,856

Contributions:
Participant	39,246	22,877
Employer - cash	22,367	12,378
Participant rollovers	8,230	1,423
Total contributions	69,843	36,678

Interest on notes receivable from participants	227	—
Other income	40	—
Total additions	97,453	115,534

Distributions:
Distributions and withdrawals	84,178	46,440
Dividends paid to participants	755	746
Total distributions	84,933	47,186
Increase prior to transfers from other plan	12,520	68,348

Transfer from other plan	—	199,031

Increase in net assets available for plan benefits	$12,520	$267,379

Net assets available for plan benefits at beginning of year	586,996	319,617
Net assets available for plan benefits at end of year	$599,516	$586,996
See accompanying notes to financial statements.

TCF 401K PLAN
Notes to Financial Statements

Note 1. Accounting Policies

Basis of Presentation

The financial statements of the TCF 401K Plan (the "Plan") have been prepared on the accrual basis of accounting. All investments of the Plan are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The cost of Plan investments sold is determined by the average cost method. Distributions are recorded when paid. Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when earned.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires TCF Financial Corporation ("TCF Financial" or the "Plan administrator") to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. These estimates are based on information available to the Plan administrator at the time the estimates are made. Actual results could differ from those estimates.

Plan Merger

On August 1, 2019 (the "TCF Merger Date"), TCF Financial, a Delaware corporation ("Legacy TCF"), merged with and into Chemical Financial Corporation, a Michigan corporation ("Chemical"), with Chemical continuing as the surviving legal corporation (the "TCF Merger"). Upon completion of the TCF Merger, Chemical was renamed TCF Financial Corporation (the "Corporation"). Pursuant to the merger agreement, each share of TCF Financial common stock held in the Plan received 0.5081 shares of TCF Financial's common stock for each share of Legacy TCF common stock held. The Plan was amended to merge the Chemical 401(k) Savings Plan ("Chemical 401K") into and with the TCF 401K Plan on December 31, 2019 (the "transfer date"). Investments were transferred in-kind to the TCF 401K Plan, including notes receivable from participants, of $199.0 million.

Pending Plan Termination

As a result of the pending merger between TCF Financial and Huntington Bancshares Incorporated ("Huntington"), on April 21, 2021, TCF Financial's board of directors adopted a resolution to terminate the Plan the day immediately prior to the occurrence of the closing of the Huntington Merger, subject to revocation if the Huntington Merger is not consummated. See "Note 8. Subsequent Event" for additional details related to the pending merger.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Plan provides for investment in TCF Financial common stock through the TCF Financial Stock Fund. As a result of the TCF Merger on August 1, 2019, the Legacy TCF Financial common stock was converted into 0.5081 shares of the new TCF Financial Corporation stock. At December 31, 2020, approximately 25% of the Plan’s total assets were invested in the common stock of TCF Financial, compared to approximately 33% at December 31, 2019. The underlying value of the TCF Financial common stock is entirely dependent on the performance of TCF Financial and the market’s evaluation of such performance. On the TCF Merger Date, the shares of Legacy TCF common stock, which previously traded under the ticker symbol "TCF" on the New York Stock Exchange (the "NYSE"), ceased trading on, and were delisted from, the NYSE. Following the TCF Merger, Chemical common stock continues to trade on the Nasdaq Stock Market (“NASDAQ”), while the ticker symbol changed from "CHFC" to "TCF" effective August 1, 2019 along with the name change to TCF Financial Corporation.

On March 11, 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in the financial markets and having an impact on the global economy. As a result, subsequent to December 31, 2019, the Plan’s investments incurred declines in fair value. While the fair value of the Plan’s investments has largely recovered, they fluctuate in response to changing market conditions, and the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The ultimate impact of COVID-19 on the Plan, which may be material, is uncertain and will depend on future developments.

Recently Adopted Accounting Pronouncements

Effective January 1, 2020, the Plan adopted Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. While the adoption of this guidance required adjustments to our fair value disclosures, it did not have a material impact on the Plan's disclosures within the notes to financial statements.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law, and as a result the Plan was amended for qualified individuals effective May 14, 2020. Qualified individuals are those diagnosed with COVID-19 or have a spouse or dependent who have been diagnosed, or who experience "adverse financial consequences" as a result of a quarantine, furlough, lay-off, reduction in work hours, business closure, the lack of child care, or other factors due to the COVID-19 pandemic. Section 2202(a) of the CARES Act allows for qualified individuals to take up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years. The ability to request coronavirus-related distributions under the CARES Act was applicable from May 15, 2020 to December 31, 2020.

Note 2. TCF 401K Plan

The Plan is a defined contribution plan for TCF Financial and its subsidiaries, which are participating employers in the Plan. The Plan is intended to meet the requirements of a stock bonus plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), an employee stock ownership plan under Section 4975(e) of the Code and a qualified cash or deferred arrangement under Section 401(k) of the Code. Prior to January 1, 2020, a portion of each employer contribution was invested in the TCF Financial Stock Fund as the Plan’s stock bonus portion. The TCF Financial Stock Fund stock bonus portion no longer receives new contributions from TCF Financial. The TCF Financial Stock Fund was an employee stock ownership plan under Section 4975(e) of the Code, designed to invest primarily in TCF Financial common stock. The portion of the Plan that was not invested in the TCF Financial Stock Fund was the Plan’s profit sharing portion. Both portions were part of a plan that includes a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is a tax-qualified contributory plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan sponsor is TCF Financial. Transamerica Retirement Solutions, LLC was the record-keeper and trustee of the Plan appointed to serve under the trust agreement for the years ended December 31, 2020 and 2019.

Full-time and part-time employees of TCF Financial and its subsidiaries are eligible to participate in the Plan. Participants may elect to invest up to 50% of their covered compensation on a tax-deferred and/or Roth 401K after-tax basis, subject to the annual salary deferral limitation imposed by the Internal Revenue Service (the "IRS"), which was $19,500 and $19,000 in 2020 and 2019, respectively. The Plan allows participants age 50 or older to make "catch up" pre-tax contributions in excess of the IRS limits stated above. The maximum catch-up contribution was $6,500 and $6,000 in 2020 and 2019, respectively.

Employer matching contributions are made at the rate of $1 per dollar for employees with 180 days or more of service up to a maximum company contribution of 5% of the employees covered compensation per pay period subject to the annual salary deferral limitation imposed by the IRS. These matching contributions are directed by the participant in available mutual funds. Prior to January 1, 2020, employer matching contributions were made for employees with one or more years of service and were made with cash, which the Plan used to buy TCF Financial common stock. Effective January 1, 2021, the employer matching contribution was reduced to 4% of the participants eligible compensation.

All employee contributions are invested in participant directed investments. Participants may elect to invest their employee account balance in any or all of the offered mutual fund investments or the TCF Financial Stock Fund, which is comprised of TCF Financial common stock as well as cash and accrued interest. If a participant does not make a valid investment election with respect to any other contributions, including participant contributions, these contributions will be invested in an age appropriate target date fund. Prior to January 1, 2020, these contributions were invested in the TCF Financial Stock Fund.

TCF Financial, at their discretion, may make additional contributions to the Plan, subject to an overall limit. These additional contributions, if any, are allocated to participants’ matching accounts in proportion to their respective percentage rate of matched contributions, subject to certain limitations. To date, no such contributions have been made.

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

Participant contributions and employer matching contributions made subsequent to January 1, 2016 vest immediately and are considered safe harbor matching contributions. The matching contributions will automatically satisfy the nondiscrimination testing requirements under the Code section 401(m). In addition, the salary deferral contributions will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k). Employer matching contributions made prior to January 1, 2016 are subject to a graduated vesting schedule of 20% per year based on the participant’s years of service with full vesting after five years.

The vesting schedule with respect to the Chemical 401K, which was merged into and with the TCF Plan effective December 31, 2019, shall be determined based on the following:
•As of January 1, 2018, the matching contributions were immediately 100% vested.
•Matching contributions made prior to January 1, 2018, participants are 100% vested after three years of service.
•Any 4% non-elective retirement contributions made prior to January 1, 2018, are subject to a graduated vesting schedule of 20% per year based on the participant’s years of service with full vesting after five years.

Effective December 31, 2019, as a result of the TCF Financial merger with Chemical Financial Corporation (discussed in detail below), the plan was amended to allow the transfer of participant loans from qualified plans. Effective March 1, 2020, participants may borrow from their participant accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1-5 years. The loans were secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest were paid ratably through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus accrued but unpaid interest. For participant loans that become delinquent and result in default, the amount of the unpaid loan principle and interest due to the Plan will be deemed a distribution. Deemed distributions are reported as a taxable distribution. Prior to March 1, 2020, the Plan did not allow for loans to participants.

Pursuant to the CARES Act, Plan participants could request a delay of note receivable repayments for previously required payments occurring between March 27, 2020 and December 31, 2020. If a delay was granted, the participant’s note was reamortized and included any interest accrued during the period of delay.

The Plan permits financial hardship withdrawals consistent with the safe harbor provisions of regulations issued pursuant to the Tax Reform Act of 1986. Between the period of May 15, 2020 and December 31, 2020, the Plan also permitted participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act, or if not returned, will be subject to ordinary taxation.

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant’s account. Payment of benefits may not be deferred by participants beyond their attainment of age 72, unless they are an active employee.

Pursuant to the CARES Act, qualified individuals who were currently receiving required minimum distributions were offered the option to waive their 2020 payments and participants who were due to receive their first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions and delay in note repayments under the CARES Act ceased as of December 31, 2020.

Dividends paid on the TCF Financial Stock Fund are reinvested in such fund or, at the election of the participant, may be paid in cash to the participant. Dividends paid from the mutual funds are reinvested in the mutual funds.

Amounts that have been forfeited in accordance with the provisions of the Plan are available to use for payment of various Plan obligations according to the following hierarchy: reinstatement of participant accounts upon rehire, reduction of employer contributions and Plan administration expenses as defined. Other Plan obligations are paid directly by TCF Financial. Administrative expenses, which include trustee, record-keeper, legal and audit fees were paid by TCF Financial and totaled $438 thousand and $373 thousand in 2020 and 2019, respectively. Any remaining forfeiture amounts are retained by the Plan to be used for payment of Plan obligations in future periods.

Each participant may exercise voting rights for the TCF Financial common stock allocated to his or her Plan account. Any shares not voted by Plan participants are voted by the Plan’s Advisory Committee, consisting of members of the TCF Financial Board of Directors' Compensation, Nominating and Corporate Governance Committee.

TCF Financial has reserved the right to amend the Plan at any time, stop offering the Plan to its employees at any time and each participating employer may cease to participate in the Plan. In the event of termination of the Plan, participating employees become 100% vested in their employer matching account balances.

Note 3. Income Tax Status

TCF Financial has received a favorable tax determination letter from the IRS dated March 30, 2016, indicating that the Plan qualified under Sections 401(a) and 4975(e)(7) of the Code and met the requirements for a qualified cash or deferred arrangement under Section 401(k) of the Code and the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. As such, the Plan’s assets are exempt from federal income tax and participant tax-deferred contributions and amounts contributed by participating employers are not taxed to the employee until distributed from the Plan. Continued compliance with applicable provisions of the Code is required to maintain this tax-exempt status.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. TCF Financial believes it is no longer subject to income tax examinations for years prior to 2016.

Note 4. Net Appreciation (Depreciation)

The Plan’s investments appreciated (depreciated) in value as follows:

	Year Ended December 31,
(In thousands)	2020	2019
Net appreciation (depreciation):
Realized (losses) gains on distributions, sales and share class changes:
TCF Financial Stock Fund	$(7,004)	$44,548
Mutual funds	14,219	5,935

Change in unrealized (depreciation) appreciation of investments:
TCF Financial Stock Fund	(32,735)	(11,719)
Mutual funds	37,326	30,418
Total net appreciation	$11,806	$69,182

Note 5. Fair Value Measurement

Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, otherwise known as an "exit price".

At December 31, 2020 and 2019, assets held in trust for the Plan included investments in publicly traded stock and mutual funds categorized as Level 1 and measured on a recurring basis. The fair value of Level 1 assets are based on quotes from independent asset pricing services based on active markets. At December 31, 2020 and 2019, there were no assets measured on a recurring basis categorized as Level 2, which includes valuations that are based on prices obtained from independent pricing sources that are based on observable transactions of similar instruments, but not quoted markets, or categorized as Level 3, for which valuations use significant unobservable inputs.

The following is a description of the valuation techniques and inputs used by the Plan to measure each major class of assets at fair value:

•TCF Financial Stock Fund: The TCF Financial Stock Fund includes TCF Financial common stock, cash and accrued interest. TCF Financial common stock is valued at the closing price reported on the NASDAQ as of December 31, 2020 and December 31, 2019. The carrying amount of cash and accrued interest approximate fair value. The TCF Financial Stock Fund has been retrospectively restated to reflect the equivalent number of shares issued in the TCF Merger, see Note 1 for further information.

•Mutual funds: The mutual funds are valued at the quoted net asset value of shares in the individual mutual funds, which is the readily determinable fair value, as reported on the their relevant stock exchange.

The following table summarizes the Plan’s investment assets measured at fair value on a recurring basis:

	Readily Available Market Prices (Level 1)
	At December 31,
(In thousands)	2020	2019
TCF Financial Stock Fund	$148,000	$194,022
Mutual funds	446,519	388,666
Total investments at fair value	$594,519	$582,688

Note 6. Distribution and Forfeitures

Cash and shares of TCF Financial common stock of $84.9 million and $47.2 million were distributed in 2020 and 2019, respectively.

On a monthly basis, the trustee redeposits all aged distributions that have not been cashed within nine months from date of issuance into the Plan. The Plan received no redeposited distributions from the trustee in 2020 or 2019. The Plan had no reissued distribution checks to former participants in both 2020 and 2019. At December 31, 2020 and 2019, there were $294 thousand and $295 thousand, respectively, of distribution amounts paid to participants by check which had not yet been cashed. These aged distribution payments are shown as a liability reducing net assets available for plan benefits.

Forfeitures of unvested employer matching contributions were used to offset plan obligations as follows:

	Year Ended December 31,
(In thousands)	2020	2019
Total forfeitures during the year	$444	$21
Funds moved to forfeiture account not distributed	—	4
Forfeitures carried over from the previous year	13	4
Forfeitures used to reinstate participant accounts	—	(1)
Forfeitures used to fund employer cash contributions	(30)	(15)
Forfeitures to be used to offset future obligations	$427	$13

Forfeitures to be used to offset future obligations are included in the Vanguard Treasury Money Market Investor Shares fund.

Note 7. Party-in-Interest Transactions

The Plan engages in transactions involving the acquisition or disposition of TCF Financial common stock, therefore, TCF Financial was a party-in-interest. At December 31, 2020, the Plan held shares of TCF Financial common stock of $147.7 million. The shares were purchased at current market prices with no commission fees.

Note 8. Subsequent Event

On December 13, 2020, TCF Financial and Huntington Bancshares Incorporated ("Huntington") jointly announced the signing of a definitive agreement to merge TCF with and into Huntington ("Huntington Merger"). All required regulatory approvals to complete the Huntington Merger have been received. The transaction is expected to close on or around June 9, 2021, subject to the satisfaction or waiver of the remaining closing conditions. As a result of the pending merger, on April 21, 2021, TCF Financial's board of directors adopted a resolution to terminate the Plan the day immediately prior to the occurrence of the closing of the Huntington Merger, subject to revocation if the Huntington Merger is not consummated. In the event of the Plan's termination, all participants with an account balance remaining in the Plan become fully vested in all contribution sources, regardless of status or years of vested service. The Plan's termination will cease employee and employer contributions into the Plan and cease new participant notes receivable from the Plan. Existing TCF Financial employees who become Huntington employees will be eligible to participate in the Huntington 401(k) Plan upon the closing of the Huntington Merger. We determined the Plan did not meet the accounting requirements for changing the basis of accounting from the going concern basis to the liquidation basis as a result of the board of director’s approval to terminate the Plan.

The Plan has evaluated subsequent events through May 27, 2021, the date the financial statements were available to be issued.

TCF 401K PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

(In thousands, except shares)	At December 31, 2020
Description of Investment including the Identity of Issuer, Borrower or Similar Party and maturity date if applicable	Shares	Cost	Current Value
Corporate Stock:
TCF Financial Stock Fund*	3,988,603	$161,315	$147,658
Cash and accrued interest receivable		342	342
Total TCF Financial Stock Fund*		161,657	148,000
Mutual Funds:
Vanguard Institutional Index (S&P 500)	248,522	56,585	82,377
Vanguard Mid-Cap Index	802,046	27,112	45,427
Vanguard Small-Cap Index	411,784	24,087	38,386
Vanguard Prime Money Market Fund	23,878,068	23,878	23,878
T. Rowe Price Blue Chip Growth I	138,313	22,913	22,946
Vanguard Institutional Target Retirement 2030	679,866	17,159	19,125
Vanguard Intermediate Term Bond Index	1,500,831	17,645	18,895
Principal MidCap Institutional	513,296	15,863	18,556
Vanguard Institutional Target Retirement 2040	625,846	16,216	18,369
Vanguard Developed Market Fund	1,158,002	15,375	17,660
Vanguard Institutional Target Retirement 2035	569,228	14,554	16,354
Vanguard Institutional Target Retirement 2025	584,688	14,570	16,050
Vanguard Institutional Target Retirement 2045	460,696	12,054	13,770
Vanguard Institutional Target Retirement 2050	429,627	11,256	12,876
Columbia Dividend Income Institutional 3	354,691	8,716	9,321
Vanguard Institutional Target Retirement 2020	354,335	8,582	9,301
Vanguard International Growth Admiral	52,640	5,808	8,438
Vanguard Institutional Target Retirement 2055	279,589	7,345	8,402
Baird Core Plus Bond Institutional	524,129	6,123	6,363
Fidelity Puritan	241,131	5,586	6,274
Fidelity Advisor Small Capital Growth Z	111,752	3,175	3,832
Vanguard Mid-Cap Value Index Admiral	60,041	3,536	3,699
American Funds New World R6	39,564	2,812	3,478
Vanguard Short-Term Federal Admiral	315,626	3,430	3,475
Vanguard Institutional Target Retirement 2060	107,351	2,825	3,236
JPMorgan Government Bond R6	212,210	2,345	2,392
Principal Real Estate Securities Institutional	83,083	2,220	2,169
Vanguard Short-Term Investment-Grade Admiral	196,661	2,130	2,169
Vanguard Institutional Target Retirement Income	87,531	1,983	2,130
Vanguard Inflation Protected Securities Admiral	66,413	1,773	1,881
Tweedy, Browne Global Value	48,189	1,301	1,323
Vanguard Institutional Target Retirement 2065	45,661	1,103	1,260
Federated Hermes Institutional High Yield Bond R6	126,057	1,229	1,258
Vanguard Institutional Target Retirement 2015	35,115	813	862
Janus Henderson Small Capital Value N	27,676	560	587
Total Mutual Funds		362,662	446,519
Total investments, at fair value		$524,319	$594,519
Participant Loans:
Participant loans, Interest rate range: 3.16% to 6.25% with various maturity dates through December 2025	—	—	$4,658
*Party-in-interest.
See accompanying Report of Independent Registered Public Accounting Firm.

TCF 401K PLAN
Schedule H, line 4j - Schedule of Reportable Transactions

Series of Transactions (Involving One Security) Which Exceed 5% of Plan Assets

(In thousands, except number of purchases and sales)	Year Ended December 31, 2020
	Number of		Amount of
Description of Asset	Purchases	Sales	Purchases	Sales	Cost	Net Loss

Total TCF Financial Stock Fund*	215	794	$196,102	$27,782	$34,786	$(7,004)
*Party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm.